Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗 鴉 智 能 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS

FOR THE THREE MONTHS AND FISCAL YEAR ENDED DECEMBER 31, 2025

AND

DECLARATION OF CASH DIVIDEND

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Tuya Inc. (“Tuya” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the three months and the full year ended December 31, 2025.

The Company is pleased to announce (i) the unaudited condensed consolidated results of the Group for the three months and the full year ended December 31, 2025 (the “Q4 and Full Year Results”) published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”), and (ii) the declaration of a cash dividend (the “Cash Dividend”).

The Q4 and Full Year Results have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which are different from the International Financial Reporting Standards.

Attached hereto as Schedule I is the full text of the press release issued by the Company on March 2, 2026 (U.S. Eastern Time), in relation to the Q4 and Full Year Results and the declaration of the Cash Dividend, some of which may constitute material inside information of the Company.

* For identification purposes only

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

The Company’s shareholders and potential investors are advised not to place undue reliance on the Q4 and Full Year Results and to exercise caution in dealing in securities in the Company.

By Order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, March 2, 2026

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

SCHEDULE I

Tuya Reports Fourth Quarter and Fiscal 2025 Unaudited Financial

Results and Declaration of Cash Dividend

SANTA CLARA, Calif., March 2, 2026/PRNewswire/－ Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading AI cloud platform service provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025 and the declaration of a cash dividend.

Fourth Quarter 2025 Financial Highlights

•	Total revenue was US$84.5 million, up approximately 3.0% year-over-year (4Q2024: US$82.1 million).

•	Platform-as-a-service (“PaaS”) revenue was US$60.1 million, up approximately 1.4% year-over-year (4Q2024: US$59.3 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$12.4 million, up approximately 8.2% year-over-year (4Q2024: US$11.5 million).

•	Smart solution revenue was US$12.0 million, up approximately 6.0% year-over-year (4Q2024: US$11.3 million).

•	Overall gross margin was 47.6%, down 0.2 percentage points year-over-year (4Q2024: 47.8%). Gross margin of PaaS was 47.3% (4Q2024: 47.4%).

•	Operating margin was 9.5%, improved by 14.1 percentage points year-over-year (4Q2024: negative 4.6%). Non-GAAP operating margin was 11.1% (4Q2024: 10.3%).

•	Net margin was 22.9%, improved by 10.9 percentage points year-over-year (4Q2024: 11.9%). Non-GAAP net margin was 24.4% (4Q2024: 26.9%).

•	Net profits were US$19.3 million (4Q2024: US$9.8 million). Non-GAAP net profits were US$20.6 million (4Q2024: US$22.1 million).

•	Net cash generated from operating activities was US$23.5 million (4Q2024: US$30.2 million).

•	Total cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,017.3 million as of December 31, 2025, compared to US$1,016.7 million as of December 31, 2024.

Full Year 2025 Financial Highlights

•	Total revenue was US$321.8 million, up approximately 7.8% year-over-year (for the year ended December 31, 2024: US$298.6 million).

•	Platform-as-a-service (“PaaS”) revenue was US$231.2 million, up approximately 6.5% year-over-year (for the year ended December 31, 2024: US$217.1 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$44.9 million, up approximately 13.4% year-over-year (for the year ended December 31, 2024: US$39.6 million).

•	Smart solution revenue was US$45.7 million, up approximately 8.9% year-over-year (for the year ended December 31, 2024: US$42.0 million).

•	Overall gross margin increased to 48.2%, up 0.8 percentage points year-over-year (for the year ended December 31, 2024: 47.4%). Gross margin of PaaS increased to 48.3%, up 1.2 percentage points year-over-year (for the year ended December 31, 2024: 47.1%).

•	Operating margin was 3.6%, improved by 19.5 percentage points year-over-year (for the year ended December 31, 2024: negative 15.9%). Non-GAAP operating margin was 10.5%, improved by 2.9 percentage points year-over-year (for the year ended December 31, 2024: 7.6%).

•	Net margin was 18.0%, improved by 16.3 percentage points year-over-year (for the year ended December 31, 2024: 1.7%). Non-GAAP net margin was 24.9% (for the year ended December 31, 2024: 25.2%).

•	Net profits were US$57.9 million (for the year ended December 31, 2024: US$5.0 million). Non-GAAP net profits were US$80.1 million, up approximately 6.4% year-over-year (for the year ended December 31, 2024: US$75.3 million).

•	Net cash generated from operating activities was US$81.0 million, increased by 0.9% year-over-year (for the year ended December 31, 2024: US$80.4 million).

For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Fourth Quarter and Fiscal Year 2025 Operating Highlights

•	PaaS customers[1] for the fourth quarter of 2025 were approximately 2,100 (4Q2024: approximately 2,100). Total customers for the fourth quarter of 2025 were approximately 3,000 (4Q2024: 3,000).

•	Premium PaaS customers[2] for the trailing 12 months ended December 31, 2025 were 291 (4Q2024: 298). In the fourth quarter of 2025, the Company’s premium PaaS customers contributed approximately 88.3% of its PaaS revenue (4Q2024: approximately 87.3%).

•	Dollar-based net expansion rate (“DBNER”)[3] of PaaS for the trailing 12 months ended December 31, 2025 was 102% (4Q2024: 122%).

•	Registered AI developers were over 1,801,000 as of December 31, 2025, up 37% from approximately 1,316,000 developers as of December 31, 2024.

1.	The Company defines a PaaS customer for a given period as a customer who has directly placed orders for PaaS with the Company during that period.

2.	The Company defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period.

3.	The Company calculates DBNER of PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for PaaS during that period), and then calculating the quotient from dividing the PaaS revenue generated from such customers in the current trailing 12-month period by the PaaS revenue generated from the same group of customers in the prior 12-month period. The Company’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Company’s customer mix, among other things. DBNER indicates the Company’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “We maintained steady progress amid a complex and evolving operating environment, delivering solid revenue growth for the full year while further enhancing profitability and operating efficiency. The steady improvement in gross margin reflects our value positioning and technical pricing power within the industry, as well as the resilience of our core platform business structure. Sustained and healthy net profitability and operating cash flow further validate the durability of our business model and our ability to translate disciplined operations into solid financial performance.

Strategically, we continued to advance our AI+IoT strategy of ‘platform empowerment + application expansion,’ accelerating the systematic integration of AI capabilities across our platform and device ecosystem. At CES, we introduced Hey Tuya, our AI-powered smart life assistant, and showcased the supporting Physical AI Engine (PAE) architecture. This extension of our AI capabilities from the platform layer to cross-device, scenario-based product experiences marks a significant milestone in our transition from technology enablement to scenario-based product deployment.

As of the end of 2025, the number of registered AI+IoT developers on our platform reached 1.8 million, representing a 37% year-over-year increase. Approximately 16,000 AI Agents have been cumulatively developed on the Tuya platform. AI penetration across end products continues to increase, with commercialization advancing steadily. AI is evolving from standalone functionality into replicable applications and recurring revenue streams, structurally enhancing our platform’s value.

Looking ahead, we will continue to strengthen our AI-native platform capabilities and developer ecosystem. Supported by a robust business model and solid financial foundation, we remain focused on driving long-term value creation.”

Mr. Yi (Alex) Yang, Director and Chief Financial Officer of Tuya, added, “In the fourth quarter, the Company’s profitability continued to improve, with GAAP operating margin turning positive year over year and net profit margin expanding significantly, primarily driven by expense mix optimization and increased operating leverage. Building on steady revenue growth, we achieved a meaningful improvement in profitability.

For the full year 2025, the Company restored GAAP profitability while maintaining revenue growth and solid operating cash flow, reflecting continued cost discipline and resource allocation optimization.

Meanwhile, leveraging the ongoing evolution of our AI capabilities, we accelerated the development of recurring revenue models, particularly cloud software and value-added services, across our existing customer and developer ecosystem. In 2025, SaaS and others revenue achieved double-digit year-over-year growth, outpacing overall revenue growth and indicating continued improvement in revenue mix.

As of year-end, the Company’s balance sheet remained strong, with cash and liquid investments exceeding US$1.0 billion and no interest-bearing debt. Our liquidity position provides flexibility to support long-term strategic investments and resilience against external volatility.”

Fourth Quarter 2025 Unaudited Financial Results

REVENUE

Total revenue in the fourth quarter of 2025 increased by 3.0% to US$84.5 million from US$82.1 million in the same period of 2024.

•	PaaS revenue in the fourth quarter of 2025 increased by 1.4% to US$60.1 million from US$59.3 million in the same period of 2024, primarily due to increasing demand compared with the same period of 2024 and the Company’s strategic focus on customer needs and product enhancements, despite the disruptions in the international business environment due to tariff-related headwinds since this April. As a result, the Company’s DBNER of PaaS for the trailing 12 months ended December 31, 2025 softened to 102%, primarily reflecting more cautious purchasing behavior and customers’ elongated budgeting cycles amid a complex macro environment. Despite this, our core customer base remained stable, and premium PaaS customers continued to contribute a high proportion of PaaS revenue.

•	SaaS and others revenue in the fourth quarter of 2025 increased by 8.2% to US$12.4 million from US$11.5 million in the same period of 2024, primarily due to an increase in revenue from cloud software products. During the quarter, the Company remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

•	Smart solution revenue in the fourth quarter of 2025 increased by 6.0% to US$12.0 million from US$11.3 million in the same period of 2024.

COST OF REVENUE

Cost of revenue in the fourth quarter of 2025 increased by 3.3% to US$44.2 million from US$42.8 million in the same period of 2024, generally in line with the increase in the Company’s total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the fourth quarter of 2025 increased by 2.6% to US$40.2 million from US$39.2 million in the same period of 2024. The gross margin in the fourth quarter of 2025 was 47.6%, compared to 47.8% in the same period of 2024.

•	PaaS gross margin in the fourth quarter of 2025 was 47.3%, compared to 47.4% in the same period of 2024.

•	SaaS and others gross margin in the fourth quarter of 2025 was 73.0%, compared to 72.7% in the same period of 2024.

•	Smart solution gross margin in the fourth quarter of 2025 was 22.9%, compared to 24.9% in the same period of 2024.

Gross margin of each revenue stream increased or fluctuated primarily due to changes in products and solutions mix. As an AI developer platform with a rich ecosystem of smart devices and applications, the Company remains focused on software products with compelling value propositions while maintaining cost efficiency.

OPERATING EXPENSES

Operating expenses decreased by 25.2% to US$32.2 million in the fourth quarter of 2025 from US$43.0 million in the same period of 2024. Non-GAAP operating expenses increased by 0.5% to US$30.9 million in the fourth quarter of 2025 from US$30.8 million in the same period of 2024. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

•	Research and development expenses in the fourth quarter of 2025 were US$21.7 million, down 8.3% from US$23.7 million in the same period of 2024, primarily due to lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized. Non-GAAP adjusted research and development expenses in the fourth quarter of 2025 were US$20.9 million, compared to US$21.2 million in the same period of 2024.

•	Sales and marketing expenses in the fourth quarter of 2025 were US$8.9 million, down 1.1% from US$9.0 million in the same period of 2024, primarily because of (i) a decrease in employee-related costs due to regular team movements, (ii) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, partially offset by increases in operating expenses. Non-GAAP adjusted sales and marketing expenses in the fourth quarter of 2025 were US$8.7 million, compared to US$8.2 million in the same period of 2024.

•	General and administrative expenses in the fourth quarter of 2025 were US$4.1 million, down 69.7% from US$13.6 million in the same period of 2024, primarily because of (i) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, (ii) a decrease in professional service costs, among other things. Non-GAAP adjusted general and administrative expenses in the fourth quarter of 2025 were US$3.9 million, compared to US$4.7 million in the same period of 2024.

•	Other operating income, net in the fourth quarter of 2025 was US$2.6 million, primarily due to the receipt of software value-added tax refunds.

LOSS/PROFIT FROM OPERATIONS AND OPERATING MARGIN

Profit from operations in the fourth quarter of 2025 was US$8.0 million, compared to a loss of US$3.8 million in the same period of 2024. The Company had a non-GAAP profit from operations of US$9.4 million in the fourth quarter of 2025, compared to a non-GAAP profit from operations of US$8.5 million in the same period of 2024, demonstrating consistent operating profitability and leverage.

Operating margin in the fourth quarter of 2025 was 9.5%, improved by 14.1 percentage points from negative 4.6% in the same period of 2024. Non-GAAP operating margin in the fourth quarter of 2025 was 11.1%, improved by 0.8 percentage points from 10.3% in the same period of 2024.

NET PROFIT AND NET MARGIN

Net profit in the fourth quarter of 2025 was US$19.3 million, improved by 97.4 percentage points from US$9.8 million in the same period of 2024. Non-GAAP net profit in the fourth quarter of 2025 was US$20.6 million, compared to US$22.1 million in the same period of 2024, demonstrating consistent profitability and improved leverage, despite being partially impacted by interest rate cuts.

Net margin in the fourth quarter of 2025 was 22.9%, improved by 11.0 percentage points from 11.9% in the same period of 2024. Non-GAAP net margin in the fourth quarter of 2025 was 24.4%, compared to 26.9% in the same period of 2024.

BASIC AND DILUTED NET PROFIT PER ADS

Basic and diluted net profit per ADS was US$0.03 in the fourth quarter of 2025, compared to basic and diluted net profit of US$0.02 in the same period of 2024. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net profit per ADS was US$0.03 in the fourth quarter of 2025, compared to non-GAAP basic and diluted net profit of US$0.04 in the same period of 2024.

CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,017.3 million as of December 31, 2025, compared to US$1,016.7 million as of December 31, 2024. The Company believes its current cash position is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities in the fourth quarter of 2025 was US$23.5 million, compared to US$30.2 million in the same period of 2024. The net cash generated from operating activities for the fourth quarter of 2025 mainly due to working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Fiscal Year 2025 Unaudited Financial Results

REVENUE

Total revenue increased by 7.8% to US$321.8 million in 2025 from US$298.6 million in 2024, mainly due to the increase in PaaS revenue and SaaS revenue.

•	PaaS revenue increased by 6.5% to US$231.2 million in the year ended December 31, 2025 from US$217.1 million in the same period of 2024, primarily due to steady demand from core customers and the Company’s continued focus on product enhancements and customer needs.

•	SaaS and others revenue increased by 13.4% to US$44.9 million in the year ended December 31, 2025 from US$39.6 million in the same period of 2024, primarily due to an increase in revenue from cloud software products. During the year ended December 31, 2025, the Company remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

•	Smart solution revenue increased by 8.9% to US$45.7 million in the year ended December 31, 2025 from US$42.0 million in the same period of 2024, primarily attributable to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT.

COST OF REVENUE

Cost of revenue increased by 6.1% to US$166.8 million in the year ended December 31, 2025 from US$157.2 million in the same period of 2024, in line with the increase in total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit increased by 9.6% to US$155.0 million in the year ended December 31, 2025 from US$141.4 million in the same period of 2024. Gross margin increased to 48.2% in the year ended December 31, 2025 from 47.4% in the same period of 2024.

•	PaaS gross margin was 48.3% in the year ended December 31, 2025, compared to 47.1% in the same period of 2024.

•	SaaS and others gross margin was 72.5% in the year ended December 31, 2025, compared to 71.9% in the same period of 2024.

•	Smart solution gross margin was 23.7% in the year ended December 31, 2025, compared to 25.5% in the same period of 2024.

Gross margin of each revenue stream increased or fluctuated primarily due to changes in products and solutions mix. As a developer platform with rich ecosystem of smart devices and applications, the Company remains focused on software products with compelling value propositions while maintaining cost efficiency.

OPERATING EXPENSES

Operating expenses decreased by 24.1% to US$143.6 million in the year ended December 31, 2025 from US$189.1 million in the same period of 2024. Non-GAAP operating expenses increased by 2.2% to US$121.4 million in the year ended December 31, 2025 from US$118.7 million in the same period of 2024. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

•	Research and development expenses were US$89.7 million in the year ended December 31, 2025, down 5.6% from US$95.0 million in the same period of 2024, primarily because of lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, partially offset by higher employee-related costs and other operating expenses associated with regular team movements and ongoing investments in research and development capabilities. Non-GAAP adjusted research and development expenses in the year ended December 31, 2025 were US$84.3 million, compared to US$80.7 million in the same period of 2024.

•	Sales and marketing expenses were US$33.1 million in the year ended December 31, 2025, down 10.7% from US$37.1 million in the same period of 2024, primarily because of (i) a decrease in employee-related costs due to regular team movements, and (ii) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been largely amortized. Non-GAAP adjusted sales and marketing expenses in the year ended December 31, 2025 were US$31.1 million, compared to US$32.0 million in the same period of 2024.

•	General and administrative expenses were US$30.9 million in the year ended December 31, 2025, down 54.7% from US$68.3 million in the same period of 2024, primarily because of (i) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, and (ii) a decrease in professional service costs, among other things. Non-GAAP adjusted general and administrative expenses in the year ended December 31, 2025 were US$16.2 million, compared to US$17.4 million in the same period of 2024.

•	Other operating incomes, net were US$10.2 million in the year ended December 31, 2025, primarily due to receipts of software value-added tax refund.

LOSS/PROFIT FROM OPERATIONS AND OPERATING MARGIN

Profit from operations was US$11.5 million in the year ended December 31, 2025, compared to a loss from operations of US$47.6 million in the same period of 2024. Non-GAAP profit from operations was US$33.7 million in the year ended December 31, 2025, compared to US$22.7 million in the same period of 2024.

Operating margin was 3.6% in the year ended December 31, 2025, improved by 19.5 percentage points from negative 15.9% in the same period of 2024. Non-GAAP operating margin was 10.5% in the year ended December 31, 2025, improved by 2.9 percentage points from 7.6% in the same period of 2024.

NET PROFIT AND NET MARGIN

The Company had a net profit of US$57.9 million in the year ended December 31, 2025, compared to US$5.0 million in the year ended December 31, 2024.

The Company had a non-GAAP net profit of US$80.1 million in the year ended December 31, 2025, increased by 6.4% compared to US$75.3 million in the same period of 2024, demonstrating the Company’s ability to sustain strong profitability on a non-GAAP basis.

Net margin was 18.0% in the year ended December 31, 2025, improved by 16.3 percentage points from 1.7% in the same period of 2024, and non-GAAP net margin was 24.9% in the year ended December 31, 2025, compared to 25.2% in the same period of 2024.

BASIC AND DILUTED NET PROFIT PER ADS

Basic and diluted net profit per ADS were US$0.09 in the year ended December 31, 2025, compared to basic and diluted net profit of US$0.01 in the same period of 2024. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net profit per ADS in the year ended December 31, 2025 were US$0.13, compared to basic and diluted net profit per ADS of US$0.13 in the same period of 2024.

CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,017.3 million as of December 31, 2025, compared to US$1,016.7 million as of December 31, 2024, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities was US$81.0 million in the year ended December 31, 2025, up 0.9% compared to US$80.4 million in the same period of 2024. The net cash generated from operating activities in the year ended December 31, 2025 improved mainly due to the increase in the Company’s revenue and the decrease in working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Business Outlook

The overall operating environment for connected devices and intelligent solutions remains complex, while continuing to show signs of stabilization. Participants across the value chain – including manufacturers, brands, and channel partners – are maintaining a cautious approach to planning; however, we have observed a normalization in project execution and clearer demand visibility in several of our core categories.

At the same time, enterprises and consumers worldwide are accelerating their adoption of AI technologies and smart hardware. In the fourth quarter, Tuya continued to advance its AI and platform strategy by enhancing its AI-powered PaaS and SaaS offerings, expanding industry-focused solutions such as space-intelligence, and further cultivating its global developer and partner ecosystem. These initiatives are designed to reinforce our position as a leading AI developer platform and drive diversified, higher-value revenue streams over the long term.

Building on recent quarters’ progress, including sustained profitability, improved margins and robust operating cash flow, the Company remains focused on disciplined execution while selectively investing in key product, technology, and market growth opportunities. Tuya believes that its platform capabilities, ecosystem strengths, and solid financial position provide a strong foundation to navigate near-term uncertainties and capture long-term structural opportunities in the global intelligent technology market.

In response to this evolving market environment, the Company will remain committed to iterating and improving its products and services and further enhancing software and hardware capabilities, specifically by leveraging its AI capabilities, expanding its key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company’s future trajectory may be affected by a range of factors, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interest rate volatility, new tariffs, adjustments in existing tariffs or trade barriers, and broader geopolitical uncertainties.

Declaration of Cash Dividend and Record Date

On March 2, 2026, the Board has approved the declaration and distribution of a cash dividend (the “Cash Dividend”) of US$0.0605 per ordinary share, or US$0.0605 per ADS, to such holders as at the close of business on March 18, 2026, Hong Kong Time and New York Time, respectively. The aggregate amount of the Cash Dividend will be approximately US$37 million, which is payable in U.S. dollars and in cash, and will be funded by surplus cash and to be paid out from the share premium account of the Company. The determination to make distributions and the amount of such distributions will be made at the discretion of its Board and will be based upon the Company’s operations and earnings, including, but not limited to, considerations of the Company’s GAAP and Non-GAAP net profits, cash flows, financial conditions and other relevant factors.

In order to qualify for the Cash Dividend, with respect to ordinary shares registered on the Company’s Hong Kong share register, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Wednesday, March 18, 2026, Hong Kong time; and with respect to the ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Tuesday, March 17, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Cash Dividend to be paid to the holders of ADSs issued by the depositary of the ADSs will be subject to the terms of the deposit agreement. The payment date is expected to be on or around April 15, 2026 for holders of ordinary shares, and on or around April 21, 2026 for holders of ADSs.

Conference Call Information

The Company’s management will hold a conference call at 07:30 P.M. U.S. Eastern Time on Monday, March 2, 2026 (08:30 A.M. Hong Kong Time on Tuesday, March 3, 2026) to discuss the financial results. In advance of the conference call, all participants must use the following links to complete the online registration process. Upon registering, each participant will receive the dial-in information and a unique PIN (personal access code) to join the call as well as an email confirmation with the details.

Participants Online Webcast Registration:

https://edge.media-server.com/mmc/p/tjv6firr

Participants Call Registration:

https://register-conf.media-server.com/register/BI078ae0991e654d959884fbb4236f74a0

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AI developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its AI developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP profit from operations (including non-GAAP operating margin), non-GAAP net profit (including non-GAAP net margin), and non-GAAP basic and diluted net profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, credit-related impairment/(reversal) of long-term investments and litigation costs from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses, credit-related impairment/(reversal) of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

HL Strategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com

Piacente Financial Communications

China Tel: +86-10-6508-0677

U.S. Tel: +1-212-481-2050

Email: tuya@thepiacentegroup.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of	As of
	December 31,	December 31,
	2024	2025
ASSETS
Current assets:
Cash and cash equivalents	653,334	890,708
Restricted cash	50	–
Short-term investments	194,536	61,770
Accounts receivable, net	7,592	13,193
Notes receivable, net	7,485	10,111
Inventories, net	23,840	30,943
Prepayments and other current assets, net	16,179	16,486

Total current assets	903,016	1,023,211

Non-current assets:
Restricted cash	–	245
Property, equipment and software, net	6,619	15,653
Land use rights, net	8,825	8,843
Operating lease right-of-use assets, net	4,550	5,649
Long-term investments	180,092	77,213
Other non-current assets, net	678	1,700

Total non-current assets	200,764	109,303

Total assets	1,103,780	1,132,514

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	19,051	31,778
Advances from customers	31,346	29,330
Deferred revenue, current	7,525	9,732
Accruals and other current liabilities	32,257	33,261
Incomes tax payables	360	142
Lease liabilities, current	3,798	1,985

Total current liabilities	94,337	106,228

Non-current liabilities:
Lease liabilities, non-current	851	3,329
Deferred revenue, non-current	377	352
Other non-current liabilities	767	–

Total non-current liabilities	1,995	3,681

Total liabilities	96,332	109,909

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of	As of
	December 31,	December 31,
	2024	2025
Shareholders’ equity:
Ordinary shares	–	–
Class A ordinary shares	25	27
Class B ordinary shares	4	4
Treasury stock	(15,726)	(12)
Additional paid-in capital	1,612,712	1,549,389
Accumulated other comprehensive loss	(19,716)	(14,842)
Accumulated deficit	(569,851)	(511,961)

Total shareholders’ equity	1,007,448	1,022,605

Total liabilities and shareholders’ equity	1,103,780	1,132,514

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2024	2025	2024	2025
Revenue	82,059	84,487	298,617	321,791
Cost of revenue	(42,821)	(44,245)	(157,187)	(166,750)

Gross profit	39,238	40,242	141,430	155,041

Operating expenses:
Research and development expenses	(23,705)	(21,729)	(95,049)	(89,687)
Sales and marketing expenses	(9,048)	(8,945)	(37,081)	(33,110)
General and administrative expenses	(13,618)	(4,127)	(68,254)	(30,916)
Other operating incomes, net	3,337	2,605	11,334	10,151

Total operating expenses	(43,034)	(32,196)	(189,050)	(143,562)

(Loss)/profit from operations	(3,796)	8,046	(47,620)	11,479

Other income
Other non-operating income, net	767	2,915	4,180	5,215
Financial income, net	12,474	9,647	50,718	44,179
Foreign exchange gain/(loss), net	864	(974)	(136)	(1,030)

Profit before income tax expense	10,309	19,634	7,142	59,843
Income tax expense	(524)	(320)	(2,145)	(1,953)

Net profit	9,785	19,314	4,997	57,890

Net profit attributable to Tuya Inc.	9,785	19,314	4,997	57,890

Net profit attribute to ordinary shareholders	9,785	19,314	4,997	57,890

Net profit	9,785	19,314	4,997	57,890

Other comprehensive (loss)/income Changes in fair value of long-term investments	153	24	14	115
Transfer out of fair value changes of long-term investments	–	–	(65)	–
Foreign currency translation	(4,450)	2,657	(2,574)	4,759

Total comprehensive income attributable to Tuya Inc.	5,488	21,995	2,372	62,764

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2024	2025	2024	2025
Net profit attributable to Tuya Inc.	9,785	19,314	4,997	57,890

Net profit attributable to ordinary shareholders	9,785	19,314	4,997	57,890

Weighted average number of ordinary shares used in computing net profit per share, basic and diluted
– basic	587,987,654	613,741,082	573,782,783	611,714,837
– diluted	589,689,036	615,736,271	591,006,801	613,807,254

Net profit per share attributable to ordinary shareholders, basic and diluted
– basic	0.02	0.03	0.01	0.09
– diluted	0.02	0.03	0.01	0.09

Share-based compensation expenses were included in:
Research and development expenses	2,487	804	14,347	5,404
Sales and marketing expenses	869	258	5,098	2,047
General and administrative expenses	8,855	322	48,305	14,812

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2024	2025	2024	2025
Net cash generated from operating activities	30,182	23,526	80,352	81,040
Net cash generated from investing activities	45,556	54,587	107,428	225,979
Net cash used in financing activities	(33,022)	(32,958)	(33,200)	(69,870)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(387)	281	116	420

Net increase in cash and cash equivalents, and restricted cash	42,329	45,436	154,696	237,569

Cash and cash equivalents, and restricted cash at the beginning of period	611,055	845,517	498,688	653,384

Cash and cash equivalents, and restricted cash at the end of period	653,384	890,953	653,384	890,953

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2024	2025	2024	2025
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(23,705)	(21,729)	(95,049)	(89,687)
Add: Share-based compensation expenses	2,487	804	14,347	5,404
Adjusted research and development expenses	(21,218)	(20,925)	(80,702)	(84,283)

Sales and marketing expenses	(9,048)	(8,945)	(37,081)	(33,110)
Add: Share-based compensation expenses	869	258	5,098	2,047
Adjusted sales and marketing expenses	(8,179)	(8,687)	(31,983)	(31,063)

General and administrative expenses	(13,618)	(4,127)	(68,254)	(30,916)
Add: Share-based compensation expenses	8,855	322	48,305	14,812
Add: Credit-related impairment/(reversal) of long-term investments	72	(80)	261	(53)
Add: Litigation costs	–	–	2,300	–
Adjusted general and administrative expenses	(4,691)	(3,885)	(17,388)	(16,157)

Reconciliation of (loss)/profit from operations to non-GAAP profit from operations
(Loss)/profit from operations	(3,796)	8,046	(47,620)	11,479
Operating margin	(4.6)%	9.5%	(15.9)%	3.6%
Add: Share-based compensation expenses	12,211	1,384	67,750	22,263
Add: Credit-related impairment/(reversal) of long-term investments	72	(80)	261	(53)
Add: Litigation costs	–	–	2,300	–
Non-GAAP profit from operations	8,487	9,350	22,691	33,689

Non-GAAP operating margin	10.3%	11.1%	7.6%	10.5%

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

DIRECTLY COMPARABLE FINANCIAL MEASURES (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2024	2025	2024	2025
Reconciliation of net profit to non-GAAP net profit
Net profit	9,875	19,314	4,997	57,890
Net margin	11.9%	22.9%	1.7%	18.0%
Add: Share-based compensation expenses	12,211	1,384	67,750	22,263
Add: Credit-related impairment/(reversal) of long-term investments	72	(80)	261	(53)
Add: Litigation costs	–	–	2,300	–
Non-GAAP net profit	22,068	20,618	75,308	80,100

Non-GAAP net margin	26.9%	24.4%	25.2%	24.9%

Weighted average number of ordinary shares used in computing non-GAAP net profit per share
– basic	587,987,654	613,741,082	573,782,783	611,714,837

– diluted	589,689,036	615,736,271	591,006,801	613,807,254

Non-GAAP net profit per share attributable to ordinary shareholders
– basic	0.04	0.03	0.13	0.13

– diluted	0.04	0.03	0.13	0.13